Exhibit I
     The amount or estimated amounts, itemized in reasonable detail, of expenses, other than Dealers’ commissions, incurred or borne by or for the account of the issuer in connection with the offering of the securities or properly chargeable thereto, including legal, engineering certification and other charges.

SEC filing fee	US$	55,800
Printing and engraving expenses*		25,000
Fiscal Agent’s fees and expenses*		10,000
Legal fees and expenses*		75,000
Miscellaneous*		20,000
	US$	185,800

*	Estimated